[AMERISAFE LETTERHEAD]

December 15, 2015

Ms. Ibolya Ignat

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	AMERISAFE, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed on February 27, 2015 File No. 001-12251

Dear Ms. Ignat:

The following is in response to the letter dated November 24, 2015 from the Staff regarding the Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”) filed by AMERISAFE, Inc. (the “Company”). Included below is the text of the Staff’s comments followed by the Company’s response to each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Prior Year Development, page 50

1.	In explaining your prior year loss development you merely indicate that actual results were better than assumptions would have predicted. Please tell us your consideration for disclosing more information about the underlying causes for your loss development by accident year, particularly 2010 and 2012, by separately discussing, at a minimum, the impact of differences in both frequency and severity of claims and the underlying causes of these differences.

Company Response: The Company provides disclosure regarding loss reserves and loss development in its 2014 Form 10-K. That disclosure appears on pages 9-12 under the caption “Loss Reserves,” on page 13 under the captions “Reconciliation of Loss Reserves” and “Loss Development,” on page 14 under the caption “Analysis of Loss and Loss Adjustment Expense Reserve Development” and on pages 41-44 under the captions “Principal Revenue and Expense Items” and “Critical Accounting Policies.” In addition, Note 9 of the Company’s Consolidated Financial Statements included on pages 83 and 84 of the 2014 Form 10-K provides additional information regarding loss and loss adjustment expenses and loss development.

Ms. Ibolya Ignat

Securities and Exchange Commission

December 15, 2015

As disclosed in the 2014 Form 10-K, the frequency and severity of claims has a significant impact on the loss reserve established for a specific accident year. However, absent a late reported claim, once a year has ended, frequency does not affect loss development for that year. Therefore, changes in frequency had no impact on prior year development in 2014 for accident year 2010 or 2012.

As case reserves are established, changes in those case reserves, especially when a claim is closed, will cause favorable or unfavorable loss reserve development in later reporting periods. As described in the 2014 Form 10-K, the Company employs an intensive claims management approach, with individual claims focus and as a result there are multiple factors that can cause loss development, both favorable and unfavorable, which can include:

•	unexpected death of the covered worker or the survival of a covered worker for a period longer than estimated by mortality statistics

•	settlement of lifetime medical claims for more or less than the case reserve

•	an injured worker electing not to undergo anticipated surgery or requiring additional surgery that had not been previously anticipated

•	the injured worker returning to work sooner or later than anticipated

•	lower or higher medical fee schedules

•	vocational rehabilitation duration and costs are lower or higher than expected

•	prescription drug costs are lower or higher than anticipated

In any particular accident year, some cases will have favorable development and other cases will have unfavorable development. What is reported is an aggregate, net development for all claims, including changes in open claims and the impact of recently closed claims. Each year, the Company reports approximately 5,000 to 6,000 new claims and closes a similar number of claims. The Company does not believe that there is a single factor or small number of factors that causes a substantial portion of the loss development in any particular accident year, including accident years 2010 and 2012.

With respect to accident years 2010 and 2012, all of the favorable loss development in 2014 was due to favorable case reserve development largely from closed claims and was not the result of any overall changes to or trends in claim frequency or any top down adjustment to severity assumptions in those years. The Company believes the loss development during those years primarily resulted from the Company actively seeking to settle claims for an amount less than the case reserve, leading to favorable loss development. This favorable development reduced the average severity for those accident years in 2014, and was caused by multiple factors, including those listed above.

Ms. Ibolya Ignat

Securities and Exchange Commission

December 15, 2015

In future filings, the Company believes it can more effectively summarize loss development and will reorganize its disclosure to help the reader better understand its process for determining loss development. Specifically, the Company will provide a brief overview at the beginning of MD&A regarding the loss development process and results for the year, with a reference to the disclosure regarding prior year development. The disclosure of prior year development in the MD&A will provide a more comprehensive analysis of the loss development process and results.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 27. Subsequent Events, page 100

2.	In the $25.3 million verdict, of which $0.3 million was actual damages and $25.0 million was punitive damages against your subsidiary, American Interstate Insurance Co., you disclose that the $2.7 million recorded in reserves together with your reinsurance coverage is adequate to satisfy this claim. Please address the following:

•	Tell us the amount you believe to be the probable settlement for this claim and how you derived that amount addressing separately the likelihood of loss, estimation of loss, including judgments and assumptions and how evidence related to each was weighed;

•	Tell us the amount of the probable settlement covered by reinsurance and whether your reinsurance arrangements will cover court ordered punitive damages; and

•	Tell us why separate discussion of this legal contingency in earlier periods was not required.

Company Response: The Company does not currently believe a settlement is possible based on the facts and procedural posture of the case. Specifically, the magnitude of the punitive damage award makes it unlikely that any settlement can be reached. The Company believes it has meritorious arguments on appeal and intends to pursue all available remedies.

As noted, only $0.3 million of this award is actual damages. While the Company believes the finding of actual damages was erroneous and not supported by the evidence presented at trial, the primary focus of the appeal is the punitive damage award. The Company has advanced a number of related arguments with respect to this award, including the following:

•	The Company’s conduct does not justify a $25 million punitive damage award with a 88:1 ratio of punitive to compensatory damages.

Ms. Ibolya Ignat

Securities and Exchange Commission

December 15, 2015

•	The court’s punitive damage award is excessive and violates state and federal due process.

•	No appellate court has ever affirmed a punitive damage award in a ratio even remotely close to 88:1 in an insurance bad faith case involving more than nominal damages.

•	The trial court misapplied United States Supreme Court precedent in attempting to justify the disproportionate ratio of punitive to compensatory damages.

•	The level of civil penalties authorized in comparable cases reinforces the excessiveness of the punitive damage award.

•	The trial court should not have found that the Company acted in bad faith because the Company never withheld contractual benefits from the plaintiff and it had a reasonable basis for resisting partial commutation.

•	Even if there was bad faith, the trial court should not have awarded compensatory damages for injuries not proximately caused by the bad faith.

As noted in the 2014 Form 10-K, as of the date of that filing, the Company’s reserve for this claim was $2.7 million. As of that date, this amount represented the Company’s best estimate of all future costs it will incur in connection with this case, including future medical claims and the $0.3 million in actual damages awarded by the trial court.

The Company maintains reinsurance against catastrophic losses, including court ordered judgments. Under the terms of the Company’s applicable reinsurance treaties, the reinsurers are obligated to pay the amount of this court ordered judgment, including punitive damages, in the excess of $5.0 million.

The $2.7 million reserve does not include approximately $2.3 million in medical costs and indemnity payments that the Company had previously paid related to this case. The $2.3 million of paid expenses, plus the $2.7 million reserve, total $5.0 million, the Company’s retention before its reinsurance providers are obligated to reimburse the Company for additional costs.

Given the nature of the workers compensation insurance business, the Company is routinely involved in litigation and other administrative proceedings related to claims. The Company presently has approximately 5,500 open claims. Of these claims, approximately 800, or almost 15 percent, involve circumstances in which legal counsel has been retained.

Ms. Ibolya Ignat

Securities and Exchange Commission

December 15, 2015

In at least the past ten years, the Company has never had any other judgment awarded against the Company as the result of a bad faith claim. The Company did not include disclosure regarding this case in prior periods because it concluded, based on facts known at the time of filing, that a loss was not reasonably likely to occur in an amount that would require disclosure under Item 103 of Regulation SK or any other SEC rules and related guidance. In addition, given the exposure on compensatory damages of only $0.3 million, the Company could not reasonably have anticipated a punitive damage award of $25 million, as United States Supreme Court precedent generally requires a proportional relationship between compensatory and punitive damages, with ratios in excess of 10:1 generally treated as unconstitutional.

While the Company concluded that disclosure of this judgment was appropriate as a subsequent event footnote in the financial statements in the 2014 Form 10-K, the Company also concluded that this matter was not required to be disclosed under Item 103, Legal Proceedings, as the claim was incurred in the ordinary course of its business and the dollar amount did not meet the quantitative threshold under that rule.

Ms. Ibolya Ignat

Securities and Exchange Commission

December 15, 2015

*    *    *    *    *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact me at 337.463.3595 or by email at nfuller@amerisafe.com. Alternatively, contact AMERISAFE’s General Counsel, Kathryn Shirley, at 337.460.3228 or by email at kshirley@amerisafe.com

Very truly yours,

AMERISAFE, Inc.

/s/ Neal A. Fuller

Neal A. Fuller
Executive Vice President and Chief Financial Officer

cc:	G. Janelle Frost
Kathryn Shirley
AMERISAFE, Inc.

James E. O’Bannon
Jones Day

David Brown
Ernst & Young LLP